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                                                                      Exhibit 23


                         Consent of Independent Auditors



The Plan Committee
United Artists Entertainment
  Employee Stock Ownership Plan:


We consent to incorporation by reference in the registration statement (No. 33-44543) on Form S-8 of the United Artists Entertainment Employee Stock Ownership Plan of our report dated June 23, 1999, relating to the statements of net assets available for participant benefits of the United Artists Entertainment Employee Stock Ownership Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for participant benefits for each of the years in the three-year period ended December 31, 1998, and the related schedules, which report appears in the December 31, 1998 Annual Report on Form 11-K of the United Artists Entertainment Employee Stock Ownership Plan.



                                     KPMG LLP



Denver, Colorado
June 29, 1999